Form ATS-N
BoAS CRD # 283942

Part I, Item 9—Identifying Information

Request: *Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.*

Response:

Schedule B–Indirect Owners

Full Legal Name	CRD / Tax ID	Entity Type	~~Status~~Roles	~~Status~~Date Role Acquired	~~Entity in which interest is owned~~	Ownership %	Control Person	Public Reporting Company
Bank of America Corporation	56-0906609	Domestic Entity	Sole Shareholder	~~10/01/1998~~10/1998	~~NB Holdings Corporation~~	75 or more	Y	Y
~~NB Holdings Corporation~~			~~Sole Shareholder~~	~~10/01/2008~~	~~BAC North America Holding Company~~	~~75 or more~~	~~Y~~	~~N~~
~~BAC North America Holding Company~~			~~Sole Shareholder~~	~~01/01/2015~~	~~Merrill Lynch, Pierce, Fenner & Smith Incorporated~~	~~75 or more~~	~~Y~~	~~N~~

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Original DMS: iw://imanageworkus.wilmerhale.com/ActiveUS/173720604/1	
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